BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Vice President
Telephone: 212-250-4599



                                       February 17, 1998



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          General Motors Corporation - Class H


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   Damian P. Reitemeyer



Enclosures

            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549
                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No.  6)*

                General Motors Corporation
          _______________________________________
                      NAME OF ISSUER:
         Common Stock - Class H (Par Value $0.10)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         370442501
          _______________________________________
                       CUSIP NUMBER

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 8 Pages
CUSIP No. 370442501                     Page 2 of 8 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Bankers Trust New York Corporation and its wholly-owned subsidiary, Bankers Trust Company. 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

 Bankers Trust New York Corporation and Bankers Trust
  Company are New York Corporations

 NUMBER OF     5. SOLE VOTING POWER

  SHARES


BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY


  EACH         7. SOLE DISPOSITION POWER

REPORTING


 PERSON        8. SHARED DISPOSITION POWER

  WITH




CUSIP No. 370442501                     Page 3 of 8 Pages


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON





10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *

                    [ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9




12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK




















CUSIP No. 370442501                     Page 4 of 8 Pages




Item 1(a)    NAME OF ISSUER:

             General Motors Corporation

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES:

             GM Building
             767 Fifth Avenue
             New York, NY  10153-0075

Item 2(a)    NAME OF PERSON FILING:

               Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust
Company

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             130 Liberty Street
             New York, New York  10006

Item 2(c)    CITIZENSHIP:

          Bankers Trust New York Corporation and Bankers
Trust Company are corporations incorporated in the State of New York with their principal business offices located in New York.

CUSIP No. 370442501                     Page 5 of 8 Pages

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock - Class H (Par Value $0.10) of
General Motors Corporation, a Delaware
corporation.

Item 2(e)    CUSIP NUMBER:

             370442501

Item 3       THE PERSON FILING IS A:

             For Bankers Trust New York Corporation,

      (g)    [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company,

      (b) [X] Bank as defined in section 3(a)(6) of the Act.

Item 4       OWNERSHIP:

      (a)    Amount Beneficially Owned:

      (i)

     (ii)

CUSIP No. 370442501                     Page 6 of 8 Pages



             (b)  Percent of Class:



             (c)  Number of shares as to which the Bank has:
                  (i)  sole power to vote or to direct the
                        vote -


                  (ii)  shared power to vote or to direct
the vote -

                  (iii)  sole power to dispose or to direct
the disposition of -


CUSIP No. 370442501                     Page 7 of 8 Pages


        (iv)  shared power to dispose or to direct
                   the disposition of -



Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:


               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
          [X].



Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF ANOTHER PERSON:

               Not applicable.


Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Item 3 above.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE  GROUP:

             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not applicable.




CUSIP No. 370442501                     Page 8 of 8 Pages


Item 10      CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1997

Signature:  Bankers Trust New York Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature:  Bankers Trust Company


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary




                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                        Bankers Trust Company